Exhibit 99.3

PRESS RELEASE

Europe: TotalEnergies to Supply Renewable Electricity to
Airbus in Germany and the United Kingdom

Paris, February 5, 2026 – TotalEnergies and Airbus, a leading aircraft manufacturer, have signed two clean firm power contracts to supply 3.3 TWh to all major Airbus sites located in Germany and the United Kingdom.

The electricity supplied to Airbus into the next decade will have a baseload profile and come from new renewable assets with a capacity of 200 MW. This supply will cover half of the electricity needs of the sites concerned, starting from 2027.

“Following last year’s announcement of our partnership in sustainable aviation fuel, we are pleased to sign these power purchase agreements with Airbus in Germany and the United Kingdom, two countries where TotalEnergies is growing quickly its production base and its sales,” said Stéphane Michel, President, Gas, Renewables & Power at TotalEnergies. “These new contracts illustrate TotalEnergies’ ability to deliver turnkey clean firm power solutions on multi-geographies to support our industrial customers in their energy transition. These contracts, which rely on our integrated power portfolio combining both renewable and flexible assets will contribute positively to the profitability of our electricity business”.

“As Airbus continues to make steady progress towards our energy efficiency and emissions reduction targets, these power purchase agreements (PPA) with TotalEnergies demonstrates our long-term commitment to decarbonising our sites”, said Florent Massou dit Labaquère, EVP of Operations for the Commercial Aircraft business of Airbus. “These agreements will help Airbus secure reliable low-carbon energy, supporting our goal to increase renewable electricity across our sites. Complementing our existing collaboration with TotalEnergies to scale SAF production capabilities, these PPAs are part of our holistic approach to build resilience in our operations.”

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TotalEnergies’ tailored power solutions for its customers around the world

This power supply with Airbus, adds to those already signed by TotalEnergies with SWM, Google, Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies had more than 32 GW of installed gross renewable electricity generation capacity and aims to reach more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).